U.S. Securities and Exchange Commission
                             Washington, D.C. 20549



                                   Form 10-SB



                       GENERAL  FORM FOR  REGISTRATION  OF  SECURITIES  OF SMALL
                         BUSINESS ISSUERS Under Section 12(b) or (g) of the Securities Exchange Act of 1934



                              VOXCOM HOLDINGS, INC.
                 (Name of Small Business Issuer in Its Charter)



           Nevada                                                   75-2715335
 (State or Other Jurisdiction of                                (I.R.S. Employer
 Incorporation or Organization)                              Identification No.)



  8115 Preston Road, Eighth Floor-East,  Dallas, Texas                 75225
(Address of Principal Executive Offices)                            (Zip Code)



                                 (214) 691-0055
                           (Issuer's Telephone Number)


Securities to be registered pursuant to 12(b) of the Act: None

Securities to be registered pursuant to 12(g) of the Act:


                          Common Stock $.0001 Par Value
                                (Title of Class)


                                TABLE OF CONTENTS
                                                                                                               Page
                                                      PART I

Item 1.           Description of Business.........................................................................3

Item 2.           Management's Discussion and Analysis of Financial Condition
                  and Results of Operations.......................................................................9

Item 3.           Description of Property........................................................................14

Item 4.           Security Ownership of Certain Beneficial Owners and Management.................................15

Item 5.           Directors, Executive Officers, Promoters and Control Persons...................................16

Item 6.           Executive Compensation.........................................................................18

Item 7.           Certain Relationships and Related Transactions.................................................19

Item 8.           Description of Securities......................................................................20

                                                      PART II

Item 1.           Market Price of and Dividends of the Registrant's Common Equity
                  and Other Shareholder Matters..................................................................26

Item 2.           Legal Proceedings..............................................................................27

Item 3.           Changes in and Disagreements with Accountants..................................................27

Item 4.           Recent Sales of Unregistered Securities........................................................27

Item 5.           Indemnification of Directors and Officers......................................................28

                                                     PART F/S

                  Financial Statements

                                                     PART III

Item 1.           Index to Exhibits..............................................................................30

Item 2.           Description of Exhibits........................................................................30

                                                         2

Explanatory Note:

         Unless otherwise indicated or the context otherwise requires, all references herein to the "Company" are to Voxcom Holdings, Inc., a Nevada corporation, and its wholly-owned subsidiaries, Voxcom Systems, Inc. AmeraPress, Inc, and The Home Business Group, Inc.


                                     PART I


Item 1.  Description of Business

General

         Newcorp One, Inc. ("Newcorp"), a corporation organized under the laws of the State of Nevada in September 1996, acquired all of the issued and outstanding shares of common stock of Voxcom Systems, Inc., a company organized under the laws of the State of Delaware in November 1994, in exchange for an aggregate of 4,000,000 post-split shares of voting common stock of Newcorp, at $.0001 par value per share, and 4,000,000 post-split Class A Warrants and Class B Warrants, pursuant to an Agreement and Plan of Reorganization, dated June 9, 1997. Newcorp was formed in accordance with the Plan of Reorganization of Weaver Arms Corporation, as confirmed by the United States Bankruptcy Court, Central District of California on January 20, 1994. At the time of the acquisition of Voxcom Systems, Inc., Newcorp had no assets, business or operations.


         Voxcom Systems was organized to provide merchant accounts and credit card processing solutions to small businesses, home based businesses, multi-level marketing distributors, and independent distributors. In operation since January 1995, Voxcom Systems is engaged in the transaction processing industry, providing low-cost credit card processing to diverse merchants, including in-home businesses, through its patented and proprietary Credit Verification Phone system.

         On June 18,1997, Newcorp filed Restated Articles of Incorporation with the Secretary of State of Nevada, increasing the Company's authorized common stock from 50,000,000 shares to 100,000,000 shares, adding provisions regarding corporate management and control, and changing the name of the Company to "Voxcom Holdings, Inc." ("Voxcom Holdings").

         On June 19, 1997, the Company filed a Certificate of Decrease in Authorized and Issued Shares with the Secretary of State of Nevada, stating a change in the number of shares of the Company's common stock from 100,000,000 shares to 25,000,000 shares, resulting from a reverse split of shares. There was no change in par value.

         Concurrent with its acquisition of Voxcom Systems, Voxcom Holdings acquired all of the issued and outstanding common stock of AmeraPress, Inc. ("AmeraPress"), a corporation organized under the laws of the State of Nevada in June 1997 to engage in the specialty printing and finishing

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business.  AmeraPress succeeded to the business of Voxcom Sales, L.L.C. ("Voxcom
Sales"), a company organized under the laws of the State of Delaware in November 1995. The common stock of AmeraPress was acquired in exchange for a $10,000,000 note, payable in 24 consecutive, equal monthly installments. The Promissory Note was collateralized by all of the outstanding shares of AmeraPress, pursuant to a Security Agreement-Pledge by and between Voxcom and the shareholders of AmeraPress. In December 1997, the remaining balance of the Promissory Note was exchanged for 80,000 shares of Series A Preferred Stock redeemable at the option of the Company at the issue price of $100 each.

         In March 1997, Voxcom Sales, entered into a Promissory Note in the amount of $76,711, and Purchase Money Security Agreement securing the Note, with General Binding Corporation ("GBC"), a Delaware corporation, for the purchase of equipment consisting of a GBC Vulcan II System (Versa Feeder, Vulcan II Laminator and Vulcan II Cutter). The Note is payable in twelve quarterly payments of $6,393 to be paid through purchases of laminating film by AmeraPress through GBC. At December 31, 1997, the Note balance was $58,000.

          On July 1, 1997, the Company entered into a Consulting Agreement and Covenant Not to Compete with Kim Crowther and Brian Jensen to manage a company to conduct home business seminars to promote the Company's goods and services, including the printed products of AmeraPress (the "Lecture Company") and to compensate them for their exclusive service to the Lecture Company for a period of sixty (60) months by granting them 200,000 shares of the Company's common stock, 4% of the gross proceeds of sales by the Lecture Company, and commissions equal to 25% of the net profit of the Lecture Company on a combined basis. The Company will also grant them shares of the Company's common stock at June 30, 1998 in an amount equal to the net profit of the Lecture Company on a combined basis, subject to deductions for federal income tax, debt service obligations of the Lecture Company, and commissions paid, multiplied by the average price to earnings ratio of the Company's common stock over the 90 days prior to June 30, 1998, multiplied by 25%, and divided by the average over the 20 trading days preceding June 30, 1998 of the mean bid and ask price in the over-the-counter market. In each succeeding year of the Agreement, shares of common stock will be granted based on the same formula, except that instead of using net profit (as adjusted) as the starting number, the growth in net profit over the previous year will be substituted and the same adjustments applied. Home Business Group, Inc. was incorporated in the State of Delaware and acquired certain assets and liabilities of and continued the business of the Lecture Company, commencing during the quarter ended December 31, 1997. The continued operations of AmeraPress and Home Business Group, Inc. are referred to together as the "Home Business Segment".

         On August 5, 1997, to assist the Company in securing and retaining key professional and consulting personnel, the Board of Directors approved the 1997 Stock Bonus Plan (the "Plan"). The total number of shares to be issued under the Plan were limited to 750,000 shares of Common Stock. Shares issued pursuant to the Plan will be registered with the Securities and Exchange Commission

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under a Form S-8 registration statement when the Company is eligible to use such form. Pursuant to the Plan, a total of 575,000 shares of Common Stock were issued to seven individuals. The Plan expired on September 30, 1997.

         On March 13, 1998 the Company acquired all of the issued and outstanding shares of MAXpc Technologies, Inc. in consideration for the issue of 210,000 shares of Common Stock. MAXpc has the exclusive manufacturing and marketing rights to certain multimedia computer hardware and software. Marketing of the product commenced at the end of April 1998. The contract also provides that 25% of the net after tax profits of MAXpc will be paid to the Seller.

         See  Part  II,  Item  1.,   "Market  Price  of  and  Dividends  on  the
Registrant's Common Equity and Other Shareholder Matters."

         The Company's activities to date have consisted of the promotion and marketing through seminars of home-based business opportunities, the production and sale of customized printing and the sale and distribution of merchant credit card authorization and payment systems, as well as raising capital, locating and acquiring equipment, identifying prospective customers, and administrative activities relating to the foregoing.

         The Company's future business, including expansion of its present operations, may require additional equity and/or debt financing, which may not be available in a timely manner, on commercially reasonable terms, or at all. See Part 1, Item 2 "Management's Discussion and Analysis or Plan or Operation."

         See Part I, Item 7, "Certain Relationships and Related Transactions" for information about the interests of certain directors, executive officers and promoters of the Company in the formation and reorganization transactions described above involving Voxcom Holdings, Voxcom Systems, AmeraPress, and HBG.

         See Part 1. Item 3, "Description of Property," for information about the Company's facilities.

Principal Products, Distribution and Competitive Conditions

         The Company's activities are divided into three segments:

         (i)      Credit card processing and authorization systems;

         (ii)     Home-based business; and

         (iii)    Technology;

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Credit Card Processing and Authorization Systems

         In May, 1992, the credit card industry responded to increasing levels of credit card fraud by requiring advance authorization of all credit card transactions or else charging the merchant extra processing fees for unauthorized charges. It is estimated that 97% of all credit card purchases in the U.S. are preceded by such authorizations.

         The Company, through its subsidiary Voxcom Systems, Inc., offers merchants of all sizes a competitive product which can include processing hardware, voice platform and authorization, and an attractive discount rate on all credit card transactions.

         For the small merchant, or direct salesperson, the Company's proprietary Credit Verification Phone ("CVP") is a host-based system utilizing an interactive Voice Platform instead of a modem. The device is manufactured by KIA Intertrade, an unaffiliated company located in Korea. The CVP is compact and light-weight. It does not require A.C. power, is portable, offers a voice tutorial to users, and can be used as a standard telephone if desired. The
Company also provides minor repairs at its Euless, Texas facility for malfunctioning CVP terminals, and returns malfunctioning CVP terminals requiring major repair to the manufacturer for replacement.

         This segment of the Company's business employs 14 people and has 75 commissioned agents in 31 states. Business is generated either by incoming responses from national advertising or from contact by the experienced agent.

         Competition for credit card verification business is intense, and the market is saturated with systems to meet this need. Most are modem based, on-line systems requiring a dedicated phone line, and the cost of access systems ranges from $195 to $1,700. The Company believes it can compete for a share of the business because of the affordability, portability and multiple uses of its CVP and due to its relationships with processing banks and card providers.

         For  the  large   merchant   the   Company  is  able  to  offer   other
manufacturers' systems to meet the appropriate need. The larger merchants approached by the Company usually require more expensive and more sophisticated credit card processing equipment. Most of this equipment necessitates a dedicated phone line compared to the post ability of the CVP. The Company is able to offer equipment from other manufacturers to meet all needs of merchants for their processing.

         The Company has the following contractual arrangements in the credit card industry. The Company is an independent sales organization (ISO) of Heartland Card Services, Inc., a credit processing company. The Company is charged interchange costs to the credit card provider (VISA and Master Card) by Heartland and accounts to Heartland a share of the increase over the interchange cost charged to its clients.

         The Company has agreements with Delta Card Systems/Woodforest Bank, Electronic Card Systems, First American Payment Systems/First National Bank in Brookings and Money Transfer

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System/NPC   whereby  the  Company   purchases  credit  card  processing  at  an
established rate, and retains the discount rate charged above that rate. The Company believes it is now competitive in the discount rates being offered to all types of businesses ranging from the sole trader to the very large corporations. More than $100 million of annual credit card throughput has been contracted by the Company since October 1997, and the residual income from this segment of the business is growing.

Home-Based Business Division

         The Company operates this division through two wholly owned subsidiaries, Home Business Group, Inc. ("HBG") and AmeraPress Inc. HBG conducts seminars in major cities throughout the United States and offers attendees the opportunity to purchase introductory kits to approximately four different home-based businesses. One of these businesses is AmeraPress, and the others include vending machines, an Internet product and prepaid telephone cards, none of which is affiliated with the Company except that a director of HBG is a shareholder and officer of the vending machine company.

         HBG attracts its attendees by a mailing campaign requesting recipients to call in and register for attendance at the appropriate seminar. It earns its income from the sale of the introductory kits provided free of charge by the offered businesses, and from an additional fee paid by those businesses for each sale made.

         HBG employs 52 people at its offices in St. George, Utah.

         AmeraPress conducts business with the distributors enrolled at the HBG seminars by the purchase of the Introductory Kit. This kit includes video and audio tapes, distribution manual and sufficient salable materials to make 100% return on their cost of approximately $200. The distributors are advised by AmeraPress how to make their home business operate. Such business is to introduce consumers to the opportunity of having a photograph of their choice, and the appropriate words or sketches of their choice printed on top quality, fully laminated trading, business, greeting, or post card or calendar. Sales are made by way of pre-paid voucher which the distributor buys from AmeraPress and resells to the consumer at an attractive profit. Thereafter the distributor's job is finished, and the consumer returns the voucher with all appropriate information to AmeraPress for fulfillment.

         AmeraPress employs 97 people at its leased premises in Euless, Texas. It has installed state- of-the-art printing technology and on small-run printing jobs such as its personalized cards, the quality product is high quality and cost efficient.

         The home-based business industry is extremely large and very competitive, Distributors are sought for many multi-level and direct sales organizations, and many home-based business opportunity seminars are held. However, the Home-Based Business Segment of the U.S. economy is one of the fastest growing parts of the economy, and there are many untapped opportunities available to the Company.

Technology Division

         Through the end of 1997, all of the Company's business and revenues were produced from the Home-Based Business Segment and the Credit Card Processing and Authorization Segment. However, the Company continually seeks opportunities to diversify its operations and exploit products and markets with the potential for rapid growth.

         In April 1998 the Company acquired all of the common stock of MAXpc Technologies, Inc. ("MAX"). MAX has the exclusive right to manufacture and market a high performance multi-media add-in card providing both hardware and software to personal computers. This card offers 22 different media functions, including full motion video capture and editing; DVD movie playback and H Stop 324 video phone over standard phone lines. Such card enhances the performance of computers, either as an add-in at time of manufacture or installed into existing units.

         MAX commenced marketing this card at the end of April 1998, and no revenues or expenses are included in any of the financial statements included herein. Marketing is being targeted to original equipment manufacturers, dealers and resellers in the industry. MAX employees four people in the corporate office.

         While the Company believes that the MAX board fulfills functions that no other single board can achieve, competition in the industry is extremely high, and new developments and products are offered regularly. There is no assurance the marketing efforts for this computer card will be successful.

         The Company has the ability to upgrade the board over the next twelve months with the addition of new software products, and some of these upgrades will give rise to the availability of patent protection. The Company will continue limited research and development in this regard.

Environmental Impact

         None of the Company's activities utilize any hazardous materials or results in any discharge of pollutants into the environment. The Company believes it complies fully with all environmental laws and regulations.

Year 2000

         The Company does not expect any adverse consequences from the problems arising in the computer industry upon the advent of the year 2000.

Regulation

         The Company's only regulatory issues not common to all businesses is the oversight of its home-based business services and sales programs by the U.S. Federal Trade Commission. The laws and regulations of the FTC provide for consumer protection against false and misleading sales promotions. The Company believes it is in compliance with these laws; however, see Part II, Item 2, "Legal Proceedings".

Item 2.  Management's Discussion and Analysis or Plan of Operation

General

         The Company through its wholly-owned subsidiaries:

         (i) sells and distributes merchant credit card authorization and payment systems to direct marketing merchants throughout the United States (commenced November 1994);

         (ii) markets home-based business through seminars (acquired in 1997) and produces customized printing for distribution by home-based businesses (commenced January 1996); and

         (iii) manufacturers and markets computer hardware and software (commenced April 1998).

         Revenues and expenses for the fiscal year ended June 30, 1996 applied only to the credit card authorization systems and to six months of the customized printing business. Revenues and expenses for the fiscal year ended June 30, 1997 applied to a full year for each of these businesses. No results from the computer hardware and software are included in the revenues and expenses.

         For the six (6) months ended December 31, 1997, the revenues and expenses apply to the operations of these two businesses for the whole period, and to the seminar business for only the two months since acquisition.

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



                                          SELECTED FINANCIAL INFORMATION

                                                                                Six Months       Six Months
                                                      Year Ended                   Ended           Ended
                                               6/30/96           6/30/97          12/31/96        12/31/97
                                             (unaudited)                        (unaudited)      (unaudited)

Statement of Operations Data

         Net sales                           $2,005,486        $13,420,766       $5,076,933       $12,287,356
         Gross profit                         1,581,288         11,537,659        4,103,203        10,877,040
         Operating income (loss)               (709,833)         3,162,307           303,745        2,131,917
         Net earnings (loss) after tax         (709,833)         2,923,519           303,745        1,254,648
         Net earnings (loss) per share             (.14)               N/A               N/A              .24
         Pro forma net earnings (1)                  --          1,964,378           191,359             --
         Pro forma earnings per share                --                .39               .04             --

(1) Pro forma net earnings give effect to income taxes that would have been provided if the Company had been subject to federal and state income taxes for all periods. See Note K to Financial Statements.

                                                    June 30, 1997            December 31, 1997
Balance Sheet Data                                                              unaudited)

         Total assets                                $1,312,441                 $3,327,546
         Working capital deficit                     (5,017,331)                (1,154,227)
         Total liabilities                           10,438,045                  2,623,502
         Stockholders' equity (deficit)              (9,125,604)                   704,044


Results of Operations

Six months ended December 31, 1997 compared to six months ended December 31, 1996.

Revenues

         Revenues increased by approximately 142% from $5,076,933 in the six months ended December 1996 to $12,287,356 in the six months ended December 1997. This increase was mainly from sales by the Home Based Business Segment through expansion of the printing business and to the inclusion of the revenues of Home Business Group Inc. Revenues of this segment were the largest component of sales and increased by approximately 157% from $4,451,376 in the six months ended December 1996 to $11,468,458 in the six months ended December 1997.

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Cost of Sales

         Cost of sales increased by approximately 45% from $973,730 in the six months ended December 1996 to $1,410,316 in the six months ended December 1997. The increase resulted from the increased operating activity of the Home Based Business Segment, but reflects the higher margins obtainable as such sales increase.

Gross Profit

         Group gross profit increased approximately 165% from $4,103,203 in the six months ended December 1996 to $10,877,040 in the six months ended December 1997. The increase is almost entirely due to, and reflects the expansion of, the printing business and the inclusion of gross profit from the seminar business, both forming the Home Based Business Segment. This 88% gross margin demonstrates the attractiveness of this business to the Company.

Selling, General and Administrative Expenses

         Selling, general and administrative expenses increased approximately 130% from $3,799,458 in the six months ended December 1996 to $8,745,123 in the six months ended December 1997. The increase was due almost entirely to the Home Based Business Segment and reflects the increases of labor, commissions, delivering expenses, and overheads necessary to achieve the increased revenues achieved by the division.

Interest Expense

         Interest expense of $140,412 incurred during the six months ended December 1997 was paid on the promissory note to the Company's Shareholders who sold AmeraPress to the Company. On December 15, 1997 the note was converted to Series A Preferred Stock, and no further interest is payable. No interest expense was incurred for the six months ended December 1996.

Income Taxes

         Income taxes of $736,857 were accrued based on income earned for the six months ended December 31, 1997. No income tax was accrued for the six months ended December 1996, because for that period the income was earned in a limited liability company for which the members of the LLC were personally responsible for taxes on the Company's income.

Net Earnings

         Net earnings increased by approximately 313% from $303,745 in the six months ended December 1996 to $1,254,648 in the six months ended December 1997. This increase was almost entirely due to the increased profitability of the Home Based Business Segment and reflected both the business expansion and the inclusion of the seminar business.

Fiscal year ended June 30, 1997 compared to year ended June 30, 1996

Revenues

         Revenues increased by approximately 569% from $2,005,486 in the year ended June 30, 1996 to $13,420,766 in the year ended June 30, 1997. The increase is due almost entirely to the Home Based Business Segment which booked its first full year of operation.

Cost of Sales

         Cost of sales increased by approximately 344% from $424,198 in the year ended June 30, 1996 to $1,883,107 in the year ended June 30, 1997. The increase was almost entirely due to the Home Based Business Segment and represents the increased costs needed to achieve the increased revenues.

Selling, General and Administrative Expenses

         Selling, general and administrative expenses increased approximately 266% from $2,291,121 in the year ended June 30, 1996 to $8,375,352 in the year ended June 30, 1997. The increase represents the costs of labor, commissions, delivery expenses, and overheads required by the Home Based Business Segment to achieve the increased revenues.

Interest Expense

         Interest expense of $44,247 incurred in the year ended June 30, 1997 was paid on the promissory note to the Sellers of AmeriPress. No interest expense was incurred in the year ended June 30, 1996.

Income Tax

         The income tax expense in the year ended June 30, 1997 of $194,541 was accrued on the net profit of the divisions earned from the date of acquisition by the Company to June 30, 1997. No income tax was accrued in the year ended June 30, 1996. The effective rate of tax for the year ended June 30, 1997 was less than the full statutory rate due to the availability of net operating losses from prior years.

Net Earnings

         Net earnings increased from a loss of $709,833 in the year ended June 30, 1996 to a profit of $2,923,519 in the year ended June 30, 1997. The increase of profitability was almost entirely due to the Home Based Business Segment which operated for the full year to June 30, 1997 compared to only six months in the year to June 30, 1996.

Liquidity

         For the year ended June 30, 1997, the Company's profit of $2,923,519 was supplemented by noncash charges to earnings of $329,574 and changes in operating assets and liabilities of $37,717 to provide total of cash available from operations of $3,290,810.

         Payments for capital equipment ($263,978), payments on note payable ($760,000) and distributions to stockholders prior to acquisition by the Company ($1,920,000) reduced the net increase in available cash funds for the year to $346,832.

         For the six months ended December 31, 1997 the Company's profit of $1,254,648 was supplemented by noncash charges to earnings of $153,597 and changes in operating assets and liabilities of $467,440 to provide a total of cash available from operations of $1,875,685. Payments to noteholders reduced the amount by $1,560,299 and payments for capital equipment amounted to $449,189, resulting in a net cash outflow for the six months of $133,803.

         Future cash resources available to the Company are expected to come from profitable operations and the issue of shares as a result of anticipated exercises of warrants at $4 each. Should the need arise for further funding for increases in inventories or for capital equipment, the Company would address the possibility of lines of credit from lending authorities and new issues of capital stock. There is no assurance that these resources will be available to the Company.

Recent Events

Federal Trade Commission

         On February 17, 1998, the Federal Trade Commission (FTC) obtained from the United States District Court an ex parte Temporary Restraining Order and Asset Freeze on AmeraPress, Inc., and Home Business Group, Inc., two of the subsidiary companies of the Company. A Temporary Receiver was also appointed by the Court. The FTC alleged violations of the FTC Act in connection with the Company's business of marketing sales opportunities for home based businesses.

         On February 27, 1998, the Federal District Court removed the Temporary Restraining Order and replaced it with a new order which substantially eased the restrictions placed on the Company. Under the new order, the Company resumed operations under limited oversight by a court appointed monitor to review expenditures of the Company within specified limits and monitor sales information.

          On April 13, 1998 the FTC and the Company agreed to a compromise and settlement of the case. The Company did not admit to any violation of any law, statute, rule, or regulation or to the commission of any wrongful act. The FTC, by agreeing to the terms of the final order, did not admit to any violations of law, statute, rule, or regulation, or to the commission of any wrongful act. Instead, all parties deny any violations or wrongdoing.

         The agreement with FTC included the payment to the FTC of refunds to distributors which would be reimbursed to those distributors by FTC. Refunds due prior to the FTC action were approximately $145,000 and increased to more than $465,000 during the time of the FTC investigation. The Company believes that many of the distributors were led to believe that the Company was being closed. Additional to the $465,000 payable as above, an administrative fee of $35,000 was also agreed to be paid. The Company has a policy of offering refunds to distributors for a period of ten days, and the average rate of refunds experienced before the FTC action was approximately 10% of sales.

         Legal fees approximating $500,000 have been incurred fighting this unwarranted action. These requests for refunds and legal fees have impacted upon the Company's profitability and cash resources during the fourth quarter of fiscal 1998. To meet these extraordinary expenses the Company is encouraging warrant holders to exercise, as set out hereunder:

Warrants

         On March 17, 1998, the Company reduced the exercise price of its Class A warrants from $6.00 to $4.00 per warrant as permitted by the instrument creating the warrant . This was done to encourage the Class A Warrant holders to exercise and thereby provide the Company with increased reserves and increased stockholder equity. As of May 15, 1998, a total of 81,000 shares had been issued upon exercise of warrants, generating $324,000 in additional equity.

MAXpc Technologies, Inc.

         On March 13, 1998, the Company agreed to purchase all of the issued and outstanding stock of MAXpc Technologies, Inc., subject to a 30 day due diligence period.

         On April 13, 1998, the agreement became effective, and 200,000 shares of common stock were issued to the Seller. At the same time, finders fees of 10,000 shares of common stock were issued.

         MAXpc Technologies, Inc. has the exclusive rights to manufacture and market a high performance, multi-media add-in card providing both hardware and software for inclusion in either new or existing computers.

Item 3.  Description of Property

Principal Plants and Other Property

         On February 1, 1998, subsequent to the expiration of the Company's lease from an unaffiliated party on its principal executive offices, located at 14990 Landmark Place, Suite 250, Dallas, Texas, the Company moved its principal executive offices to 8115 Preston Road, Suite 800, Dallas, Texas 75225. The premises, which are leased from an unaffiliated party, consist of 11,010 square feet. The executive office facility contains five management offices, 11 work stations, state of the art computers, and related software. Monthly rent is $22,020 through the remainder of a sixty-four month Lease Term, which expires on May 31, 2003.

         The Company has a renewal option to extend the Lease Term for one additional period of five years, at a rental rate equal to the prevailing market for such premises at that time.

         The Company's printing facility is located at 203 South Ector Drive, Euless, Texas. The premises, which are leased from an unaffiliated party, consist of approximately 19,777 square feet. Monthly rent is $3,500, commencing January 1, 1996 through March 31, 1999. The Company has a renewal option to extend the lease for one term of three years, at a monthly rental of $4,025. The facility contains printing and pre-press equipment, including Polar cutting machines, Challenge cutting machines, GBC double sided and single sided laminating machines, multiple Cannon color processors, photo scanners, and Macintosh computers. Approximately 1,500 square feet of this facility is used for storage of executive office records, and for the shipping and programming of CVP equipment. Pursuant to an Addendum to the lease, the Company has an exclusive option to purchase the property, such option to terminate on March 31, 1999. The Company has the option to purchase the property and will consider the possibility during 1998. The Company believes its current facilities are adequate for its current needs.

Item 4.  Security Ownership of Certain Beneficial Owners and Management

         The following table sets forth information as of December 31, 1997 with respect to persons known to the Company to be the beneficial owners of more than 5% of its voting securities and with respect to the beneficial ownership of such securities by each director of the Company and by all directors and executive officers of the Company as a group.

                                         Amount and Nature
Name and Address of                      of Beneficial               Percent of           Class A
Beneficial Owner                          Ownership (1)(2)          Common Stock          Warrants         % Warrant


Lawrence R. Biggs, Jr.                      1,070,000(1)               18.5%              1,088,000           21.8%
                                               24,000(2)

Lawrence Cahill                             2,000,000(1)               34.5%              1,900,000             28%
                                               40,000(2)

Donald G. McLellan                            800,000(1)               13.8%                660,000           13.4%
                                               16,000(2)

Ronald L. Brown                                50,000(1)                 .9%                   --               --

Directors and officers as a group           4,332,500(1)               74.9%              3,648,000           73.2%
(9 persons)                                    80,000(2)


(1) Each of the parties listed has sole voting and investment power with respect to all shares of Common Stock with the exception that Donald G. McLellan has 50% voting and investment power in Vision Finance and Management, a family company which owns 400,000 common shares and 400,000 Class A Warrant included in the above table. Beneficial ownership is calculated in accordance with Rule 13d-3(d) under the Securities Exchange Act of 1934, as amended.

(1)      Common Stock.

(2)      Series A Preferred Shares.

         The Company is not aware of any arrangement which might result in a change in control in the future.

Item 5.  Directors, Executive Officers, Promoters and Control Persons

         The following table sets forth certain information about the directors, executive officers, and significant employees of Voxcom Holdings, Inc. and its wholly-owned subsidiaries, Voxcom Systems, Inc., AmeraPress, Inc., and Home Business Group, Inc.


                                                                                         Position with
                                                                                         Subsidiaries
Name                                Age              Position with Company               Company(1)(2)(3)(4)

Lawrence R. Biggs, Jr.              39               Chairman of the Board,              (1)(2)(3)(4)
                                                     Chief Executive Officer             (1)(2)
Donald G. McLellan                  58               President, Secretary and
                                                     Director                            (1)(2)(3)(4)
Lawrence A. Cahill                  61               Director                            (1)(2)
Ronald L. Brown                     51               Director
Delmar E. Guenther                  60                                                   (1)
Gwynda Gee                          33                                                   (2)
Kim Crowther                        46                                                   (3)
Brian Jenson                        37                                                   (3)
Gary Raabe                          32                                                   (4)


(1)      Officer and/or Director of Voxcom Systems, Inc.

(2)      Officer and/or Director of AmeraPress, Inc.

(3)      Officer and/or Director of Home Business Group, Inc.

(4)      Officer and/or Director of MAXpc Technologies, Inc.

         Lawrence Biggs is the founder of the Company and has been Chairman of the Board and Chief Executive Officer of Voxcom Holdings, Inc., Voxcom Systems, Inc., and AmeraPress, Inc. since June 1997. Mr. Biggs is Chairman of the Board of Home Business Group, Inc., holding that position since August 1997. During 1988, Mr. Biggs was Vice president of Public Telecom Corporation; a private company that developed a microprocessor controlled desktop telephone designed for specific network access. From 1989 to 1994, Mr. Biggs was president and CEO of Strategic Telecom, Inc. ("Strategic"). While associated with Strategic, he developed and contracted for the manufacture of the Access Phone, a product patented under his name for specific applications, some of which are used by Voxcom. During the time Mr. Biggs was associated with Strategic, in excess of 150,000 Access Phones were placed in hotel rooms throughout the United States. During 1993, Strategic's board of directors rejected the attempt of an investor group to sell the company. The investor's group filed an involuntary Chapter 7 Bankruptcy Proceeding in the United States Bankruptcy Court, District of Delaware in November, 1994, which was subsequently converted to a Chapter 11 Bankruptcy Proceeding in January, 1995 and confirmed by the Court in May 1995.
Mr. Biggs resigned as president and CFO in November 1993. Mr. Biggs was a founding director of the National Pay Telephone Association in 1984. He attended the University of Nevada, Las Vegas from 1977 to 1981.

         Donald G. McLellan has  been President of  Voxcom Holdings, Inc.  since
June 1997, as well as Director of Voxcom Holdings, Inc., Voxcom Systems, Inc., and AmeraPress, Inc. since that date. He has been a Director of Home Business Group, Inc. since August 1997. Mr. McLellan is a native of Australia where he was involved in the formation and capitalization of entrepreneurial companies in various industries. In 1989, he found the initial investment monies for Strategic Telecom, Inc., and acted as a consultant to the Company until 1992, when he was appointed C.F.O. In November 1993, Mr. McLellan became C.E.O. of Strategic, serving in that capacity throughout the company's Chapter 11 bankruptcy proceeding, and until the confirmation of its Plan of Reorganization in May 1995. Mr. McLellan became a Fellow of the Institute of Chartered Accounts (the Australian equivalent to Certified Public Accountant) in 1963.

         Lawrence Cahill has been a Director since June 1997. Mr. Cahill is the President and Treasurer of Larken, Inc., a Cedar Rapids, Iowa-based hospitality management company founded by Mr. Cahill and his brother in 1956. Larkin, Inc. presently manages over fifteen hotels with approximately 3,500 rooms throughout the continental United States and has been the largest franchiser of Holiday Inn hotels. Mr. Cahill specializes in property acquisitions and private investments.

         Ronald L. Brown has been a director since June, 1997. Mr. Brown is a principal of the Dallas law firm of Glast, Phillips & Murray, P.C., which serves as general counsel to the Company. He has been in the private practice of law since 1975. In 1983-85, he was an adjunct professor of law at Southern Methodist University. Mr. Brown serves on the Board of Directors of several privately owned companies.

         Delmar E. Guenther, President of Voxcom Systems, Inc., joined Voxcom Systems, Inc., in August 1994, to help develop the banking and processing systems for Voxcom Systems' CVP. Prior to 1994, he was self-employed as the owner of Merchant Financial Systems.

         Gwynda Gee, President of AmeraPress, Inc., joined AmeraPress, Inc. as Vice President of Operations in September 1996. In this capacity, Ms. Gee restructured the customer service and production departments to maximize employee efficiency, improve product quality and customer service. Ms. Gee was named President of AmeraPress in January 1998. From November 1995 to August 1996, Ms. Gee was Vice President of Operations for Hardwarehouse. Ms. Gee was Systems Director for Voxcom Systems from December 1994 to November 1995. Ms. Gee jointed Strategic Telecom in 1989 and during the course of her tenure advanced to Systems Director before her departure in December 1994.

         Kim D. Crowther, President of Home Business Group, Inc. since April 1996. Prior to that he was employed by Financial Freedom for at least five years as a motivational speaker.

         Brian Jensen, Vice President and co-founder of Home Business Group, Inc. since April 1996. From 1993 to the present he has served as President of Vendworx, a supplier of vending machines.

         Gary J. Raabe, CEO of MAXpc Technologies, Inc., since April 1998. Prior to that, from 1993 to 1998, he was the owner and operator of Computer Broker. From 1991 to 1993, he was the operations manager of The Logic Approach. He has specialized in the development of low cost telecomuting, televideo conferencing, televideo marketing, video surveillance and video-configuration systems.

         Directors serve for a term of one year or until their successors are elected and qualified. Directors do not receive cash compensation for serving as such.

         Executive officers are appointed by and serve at the will of the Board of Directors. There are no family relationships between or among any of the directors or executive officers of the Company.

         By virtue of their activities in founding and organizing the Company, as well as their beneficial ownership of its voting securities, Lawrence R. Biggs, Jr., Donald G. McLellan, and Lawrence A. Cahill may be deemed to be "promoters" of the Company.

Item 6.  Executive Compensation

         The following summary compensation table sets forth certain information regarding compensation paid during each of the two fiscal years ended June 30, 1997 and 1996, and the six months ended December 31, 1997 to the person serving as the Company's Chief Executive Officer during the years ended June 30, 1997 the six months ended December 31, 1997. No annual compensation in excess of $100,000 was awarded to, earned by or paid to any director or executive officer of the Company for services rendered in any capacity in any of the fiscal years indicated.

Name and Principal                       Fiscal
 Position                                Year            Total Remuneration(1)

Lawrence Biggs                           1997            $536,047
                                         1996*            181,829
David G. McLellan                        1997             229,270
                                         1996*             89,221

* Compensation paid by Voxcom Systems prior to acquisition by Voxcom Holdings.
(1) Salary and commissions.

         There is no employment agreement with any executive officer. There are no salary, bonus or incentive plans covering cash or securities except the Company's 1997 Stock Bonus Plan relating to individuals or one-person service corporations who render legal, professional, or consulting services to the Company.

Item 7.  Certain Relationships and Related Transactions

         Lawrence R. Biggs, Jr., a director, executive officer and promoter of the Company, acquired 30,000 shares of Voxcom Systems for $300 upon its organization in November 1994.

         Lawrence Cahill, a director and promoter of the Company, acquired 50000 shares of Voxcom Systems for $500.

         Donald G. McLellan, a director, executive officer and promoter of the Company, acquired 20,000 shares of Voxcom Systems for $200 and transferred 10,000 shares to Vision Finance and Management.

         The Company acquired all of the issued and outstanding stock of Voxcom Systems in exchange for 4,000,000 post-split shares of the Company's voting Common Stock and 4,000,000 post-split Class A Warrants and Class B Warrants pursuant to an Agreement and Plan of Reorganization, dated June 9, 1997 In connection with this transaction, Lawrence R. Biggs, Jr. received 1,200,000 of such shares and 1,200,000 of such warrants; Donald McLellan and Vision Finance and Management received 800,000 of such shares and 800,000 of such warrants, and Lawrence Cahill received 2,000,000 of such shares and 2,000,000 of such warrants. See Part I, Item 1, "Description of Business--General" and Part I, Item 5, "Directors, Executive Officers, Promoters and Control Persons."

         In June 1997, the Company acquired 10,000 shares of AmeraPress Common Stock, representing 100% of shares outstanding, pursuant to a Stock Purchase Agreement dated June 9, 1997. On June 11, 1997, in connection with this transaction, a Promissory Note in the amount of $10,000,000 was executed by the Company payable to Lawrence R. Biggs, Jr., Donald McLellan, and Lawrence Cahill. Concurrent with this transaction, and pursuant to the Promissory Note, the Company entered into a Security Agreement-Pledge in favor of Lawrence R. Biggs, Jr., Lawrence Cahill and Donald G. McLellan as Secured Parties. In December 1997, the Company issued 80,000 shares of its Preferred Stock, valued at $8,000,000, to Lawrence R. Biggs, Jr., Donald G. McLellan, and Lawrence Cahill, to fully convert the amount of the Promissory Note.

         In April 1998, Lawrence Cahill advanced $300,000 to pay the fees of law firms representing the Company in the case against the Federal Trade Commission. The Company has agreed to repay the amount from the first cash resources available after the payment of current overheads. No interest is payable.

         In May 1998, Lawrence R. Biggs Jr. and Donald G. McLellan agreed to fund the inventory of Max cards on behalf of MAXpc Technologies, Inc., and the Company and Lawrence Cahill have agreed to a pro-rata repayment of these advances. No interest is payable.

Item 8.  Description of Securities

         The authorized capital stock of the Company consists of 75,000,000 shares of capital stock, composed of 25,000,000 shares of Common Stock, par value $0.0001 per share ("Common Stock"), and 50,000,000 shares of Preferred Stock, par value $.0001 per share ("Preferred Stock").

Common Stock

         Voting Rights. Each holder of shares of Common Stock is entitled to one vote for each share of Common Stock for the election of directors and on each other matter submitted to a vote of the stockholders of the Company. The holders of Common Stock have exclusive voting power on all matters at any time no Preferred Stock with superior voting rights is issued and outstanding.

         Liquidation Rights. Upon liquidation, dissolution or winding up of the Company, holders of shares of Common Stock are entitled to share ratably in distributions of any assets after payment in full or provision for all amounts due creditors and provision for any liquidation preference of any other class or series of stock of the Company then outstanding.

         Dividends. Dividends may be declared by the Board of Directors and paid from time to time to the holders of Common Stock, on such record dates as may be determined by the Board of Directors, out of the net profits or surplus of the Company.

         Warrants. All stockholders of the Company hold one Class A Warrant for each common share acquired by them. Each warrant entitles the holder to purchase one share of Common Stock for $4.00. If not exercised, Class A Warrants expire in June 1999. If exercised, the holder will receive one Class B Warrant for each Class A Warrant. Each Class B Warrant entitles the holder to purchase one share of common stock for $20.00. If not exercised, Class B Warrants expire in June 2000. At December 31, 1997, there were 4,999,937 Class A Warrants outstanding; none had been exercised.

Preferred Stock

         The Board of Directors of the Company has the authority to divide the Authorized Preferred Stock into series, the shares of each series to have such relative rights and preferences as shall be fixed and determined by the Board of Directors. The provisions of a particular series of Authorized Preferred Stock, as designated by the Board of Directors, may include restrictions on the payment of dividends on Common Stock. Such provisions may also include restrictions on the ability of the Company to purchase shares of Common Stock or to purchase or redeem shares of a particular series of Authorized Preferred Stock. Depending upon the voting rights granted to any series of Authorized Preferred Stock, issuance thereof could result in a reduction in the voting power of the holders of Common Stock. In the event of any dissolution, liquidation or winding up of the Company, whether voluntary or involuntary, the holders of each series of the then outstanding Authorized Preferred Stock may be entitled to receive, prior to the distribution of any asset or funds to the holders of Common Stock, a liquidation preference established by the Board of Directors, together with all accumulated and unpaid dividends. Depending upon the consideration paid for Authorized Preferred Stock, the liquidation preference of Authorized Preferred Stock and other matters, the issuance of Authorized Preferred Stock could result in a reduction in the assets available for distribution to the holders of Common Stock in the event of the liquidation of the Company.

         As of the date hereof, the only outstanding Authorized Preferred Stock is (i) a series of 100,000 authorized shares of Series A Preferred Stock of which 80,000 shares are outstanding. Following is a brief summary of certain provisions of each of this Series of Authorized Preferred Stock.

         Voting Rights. Holders of Series A Preferred Stock have no right to vote their Shares, except that holders of Series A Preferred Stock, voting as a separate class by majority vote, must approve any amendment to the Designation of Rights and Preferences of Series A Preferred Stock, to (i) increase or decrease the number of authorized shares of Series A Preferred Stock, (ii) increase or decrease the Issue Price, (iii) effect an exchange, reclassification or cancellation of all or part of the shares of Series A Preferred Stock, (iv) effect an exchange, or create a right of exchange, of all or any part of the shares of another class into shares of Series A Preferred Stock, (v) change the designations, preferences, limitations, or relative rights of the Series A Preferred Stock, (vi) change the shares of Series A Preferred Stock into the shares of another class, or (viii) cancel or otherwise affect accumulated but undeclared dividends on the Series A Preferred Stock.

         Preemptive Rights. No holder of Series A Preferred Stock will be entitled as a matter of right to subscribe or receive additional shares of any class of stock of the Company, whether now or hereafter authorized, or any bonds, debentures or other securities convertible into such stock.

         Liquidation Rights. In the event of any liquidation, dissolution or winding up of the Company, holders of Preferred Stock are entitled to be paid an amount agreed to $100 per share. Such Preferred Stock before any accounts an distributed to the holder of this Common Stock.

         Conversion Rights.   There are no conversion rights for holders of
Preferred Stock.

         Dividends. The holders of Preferred Stock are not entitled to receive any dividends.

         Redemption Rights. The Preferred Stock is redeemable by the Company. The redemption price is $100 per share.

Certain Rights of Holders of Common Stock

         The Company is a Nevada corporation organized under Chapter 78 of the Nevada Revised Statutes ("NRS"). Accordingly, the rights of the holders of Common Stock are governed by Nevada law. Moreover, the rights of holders of Common Stock differ from the rights of such holders of equity in the corporation or other entity acquired by virtue of different provisions appearing in the Articles of Incorporation ("Articles") and bylaws of the Company. Although it is impracticable to set forth all of the material provisions of the NRS or the Company's Articles and bylaws, the following is a summary of certain significant provisions of the NRS and/or the Company's Articles and bylaws that affect the rights of securities holders.

Possible Anti-Takeover Provisions

         Special Meetings of Stockholders; Director Nominees. The Company's bylaws and Articles provide that special meetings of stockholders may be called by stockholders only if the holders of at least 66-2/3% of the Common Stock join in such action. The bylaws and Articles also provide that stockholders desiring to nominate a person for election to the Board of Directors must submit their nominations to the Company at least 60 days in advance of the date on which the last annual stockholders' meeting was held, and provide that the number of directors to be elected (within the minimum - maximum range of 3-21 set forth in the Articles and bylaws) shall be determined by the Board of Directors or by the holders of at least 66 2/3% of the Common Stock. While these provisions of the Articles and bylaws have been established to provide a more cost-efficient method of calling special meetings of stockholders and a more orderly and complete presentation and consideration of stockholder nominations, they could have the effect of discouraging certain stockholder actions or opposition to candidates selected by the Board of Directors and provide incumbent management a greater opportunity to oppose stockholder nominees or hostile actions by stockholders. The affirmative vote of holders of at least 66-2/3% of the Common Stock is necessary to amend, alter or adopt any provision inconsistent with or repeal any of these provisions.

         Removal of Directors. The Articles of the Company provide that directors may be removed from office only for "cause" by the affirmative vote of holders of at least 66 2/3% of the Common Stock. "Cause" means proof beyond the existence of a reasonable doubt that a director has been convicted of a felony, committed gross negligence or willful misconduct resulting in a material detriment to the Company, or committed a material breach of such director's fiduciary duty to the Company resulting in a material detriment to the Company. The inability to remove directors except for "cause" could provide incumbent management with a greater opportunity to oppose hostile actions by stockholders. The affirmative vote of holders of at least 66 2/3% of the Common Stock is necessary to amend, alter or adopt any provision inconsistent with or repeal this provision.

         Control Share Statute. Sections 78.378 - 78.3793 of the NRS constitute Nevada's control share statute, which set forth restrictions on the acquisition of a controlling interest in a Nevada corporation which does business in Nevada (directly or through an affiliated corporation) and which has 200 or more stockholders, at least 100 of whom are stockholders of record and residents of Nevada. A controlling interest is defined as ownership of Common Stock sufficient to enable a person directly or indirectly and individually or in association with others to exercise voting power over at least 20% but less than 33.3% of the Common Stock, or at least 33.3% but less than a majority of the Common Stock, or a majority or more of the Common Stock. Generally, any person acquiring a controlling interest must request a special meeting of stockholders to vote on whether the shares constituting the controlling interest will be afforded full voting rights, or something less. The affirmative vote of the holders of a majority of the Common Stock, exclusive of the control shares, is binding. If full voting rights are not granted, the control shares may be redeemed by the Company under certain circumstances. If full voting rights are granted, stockholders voting against such rights being granted may demand payment from the Company for the fair value of their shares. The Board of Directors may adopt a resolution amending the Bylaws within ten days following the acquisition of any controlling interest to provide that the foregoing provisions shall not be applicable to such acquisition. The Company does not believe the foregoing provisions of the NRS is presently applicable to it because it does not presently conduct business in Nevada; however, if in the future it does conduct business in Nevada then such provisions may apply.

         Business Combination Statute. Sections 78.411 - 78.444 of the NRS set forth restrictions and prohibitions relating to certain business combinations and prohibitions relating to certain business combinations with interested stockholders. These Sections generally prohibit any business combination involving the Company and a person that beneficially owns 10% or more of the Common Stock (an "Interested Stockholder") (i) within five years after the date (the "Acquisition Date") the Interested Stockholder became an Interested Stockholder, unless, prior to the Acquisition Date, the Company's Board of Directors had approved the combination or the purchase of shares resulting in the Interested Stockholder becoming an Interested Stockholder; or (ii) unless five years have elapsed since the Acquisition Date and the combination has been approved by the holders of a majority of the Common Stock not owned by the Interested Stockholder and its affiliates and associates; or (iii) unless the holders of Common Stock will receive in such combination, cash and/or property having a fair market value equal to the higher of (a) the market value per share of Common Stock on the date of announcement of the combination or the Acquisition Date, whichever is higher, plus interest compounded annually through the date of consummation of the combination less the aggregate amount of any cash dividends and the market value of other dividends, or (b) the highest price per share paid by the Interested Stockholder for shares of Common Stock acquired at a time when he owned 5% or more of the outstanding shares of Common Stock and which acquisition occurred at any time within five years before the date of announcement of the combination or the Acquisition Date, whichever results in the higher price, plus interest compounded annually from the earliest date on which such highest price per share was paid less the aggregate amount of any cash dividends and the market value of other dividends. For purposes of these provisions, a "business combination" is generally defined to include (i) any merger or consolidation of the Company or a subsidiary with or into an Interested Stockholder or an affiliate or associate; (ii) the sale, lease or other disposition by the Company to an Interested Stockholder or an affiliate or associate of assets of the Company representing 5% or more of the value of its assets on a consolidated basis or 10% or more of its earning power or net income; (iii) the issuance by the Company of any of its securities to an Interested Stockholder or an affiliate or associate having an aggregate market value equal to 5% or more of the aggregate market value of all outstanding shares of the Company; (iv) the adoption of any plan to liquidate or dissolve the Company proposed by or under an agreement with the Interested Stockholder or an affiliate or associate; (v) any receipt by the Interested Stockholder or an affiliate, except proportionately as a stockholder, of any loan, advance, guarantee, pledge or other financial assistance or tax credit or other tax advantage; and (vi) any recapitalization or reclassification of securities or other transaction that would increase the proportionate shares of outstanding securities owned by the Interested Stockholder or an affiliate. Sections 78.411
- 78.444 of the NRS are presently applicable to the Company.

Special Meetings

         The Company's bylaws and Articles provide that special meetings of the stockholders of the Company may be called by the Chairman of the Board, the Board of Directors or upon written request of stockholders holding not less than 66 2/3% of the Common Stock.

Mergers, Consolidations and Sales of Assets

         Nevada law provides that an agreement of merger or consolidation, or the sale or other disposition of all or substantially all of a corporation's assets, must be approved by the affirmative vote of the holders of a majority of the voting power of the corporation (except that no vote of the stockholders of the surviving corporation is required to approve a merger if certain conditions are met, unless the articles of incorporation of such corporation states otherwise, and except that no vote of stockholders is required for certain mergers between a corporation and a subsidiary), but does not require the separate vote of each class of stock unless the corporation's articles of incorporation provides otherwise (except that class voting is required in a merger if shares of the class are being exchanged or if certain other rights of the class are affected). The Company's Articles do not alter the provisions of Nevada law.

Directors; Removal of Directors

         Under Nevada law, the number of directors may be fixed by, or determined in the manner provided in, the articles of incorporation or by-laws, and the Board of Directors may be divided into classes as long as at least 25% in number of the directors are elected annually. Nevada law further requires that a corporation have at least one director. Directors may be removed under Nevada law with or without cause by the holders of not less than two-thirds of the voting power of the corporation, unless a greater percentage is set forth in the articles of incorporation. See "-Possible Anti-Takeover Provisions - Removal of Directors" and "---Classification of Directors", above, for a further discussion.

Limitation on Liability of Directors

         Section 78.037 of the NRS provides that a Nevada corporation may limit the personal liability of a director or officer to the corporation or its stockholders for breaches of fiduciary duty, except that such provision may not limit liability for acts or omissions which involve intentional misconduct, fraud or a knowing violation of law, or payment of dividends or other distributions in violation of the NRS. The Company's Articles provide that no director shall be personally liable to the Company or its stockholders for monetary damages or breach of fiduciary duty as a director, except for liability
(i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involved intentional misconduct or a knowing violation of law, (iii) liability under the NRS, or (iv) for any transaction from which the director derived an improper personal benefit.

         In the opinion of the Securities and Exchange Commission, the indemnification and limitation of liability provisions described in "-- Indemnification of Directors and Officers", above, and "-- Limitation on Liability of Directors" would not eliminate or limit the liability of directors and officers under the federal securities laws.

Amendments to Bylaws

         The Company's bylaws may be amended by the Board of Directors or stockholders, provided, however that certain provisions can only be amended by the affirmative vote of holders of at least 66 2/3% of the Common Stock. These provisions relate to special meetings of stockholders, actions by written consent of stockholders, nomination of directors by stockholders, proceedings for the conduct of stockholder's meetings and the procedures for fixing the number of and electing directors.

Appraisal Rights

         The NRS provides dissenting or objecting security holders with the right to receive the fair value of their securities in connection with certain extraordinary corporate transactions. These appraisal rights are available with respect to certain mergers and share exchanges and in connection with the granting of full voting rights to control shares acquired by an interested stockholder. However, unless the transaction is subject to the control share provisions of the NRS, a stockholder of a Nevada corporation may not assert dissenters' rights, in most cases, if the stock is listed on a national securities exchange or held by at least 2,000 stockholders of record (unless the articles of incorporation expressly provide otherwise or the security holders are required to exchange their shares for anything other than shares of the surviving corporation or another publicly held corporation that is listed on a national securities exchange or held of record by more than 2,000 stockholders).

Distributions

         Dividends and other distributions to security holders are permitted under the NRS as authorized by a corporation's articles of incorporation and its board of directors if, after giving effect to the distribution, the corporation would be able to pay its debts as they become due in the usual course of business and the corporation's total assets would exceed the sum of its total liabilities plus (unless the articles of incorporation provide otherwise) the amount needed to satisfy the preferential rights on dissolution of holders of stock whose preferential rights are superior to those of the shares receiving the distribution.

Preemptive Rights

         Under the NRS, stockholders of Nevada corporations organized prior to October 1, 1991 have preemptive rights unless the articles of incorporation expressly deny those rights or the stock issuance is among those described in
Section 78.265 of the NRS. A stockholder who has preemptive rights is entitled, on terms and conditions prescribed by the board of directors, to acquire proportional amounts of the corporation's unissued or treasury shares in most instances in which the board has decided to issue them. The Company's Articles expressly deny availability of preemptive rights to the Company's stockholders.

Cumulative Voting

         Under the NRS, the articles of incorporation of a corporation may provide for cumulative voting, which means that the stockholders are entitled to multiply the number of votes they are entitled to cast by the number of directors for whom they are entitled to vote and then cast the product for a single candidate or distribute the product among two or more candidates. Cumulative voting is not available to stockholders of a Nevada corporation, however, unless its articles expressly provide for that voting right, and the Company's Articles do not contain a provision permitting stockholders to cumulate their votes when electing directors.

                                     PART II

Item 1. Market Price of and dividends on the Registrant's Common Equity and Other Shareholder Matters

Market Information

         The Company's Common Stock is traded in the over-the-counter market on the Nasdaq Bulletin Board under the Symbol "VXCH." The following table shows the price range of the Company's Common Stock since it was initially quoted in November 1997.

                                         BID                        ASK
                                 High          Low            High        Low

Fourth Quarter 1997              6-1/8         2              6-5/8       2-7/8

First Quarter 1998               5-3/4         1-5/8          6-1/4       1-7/8

Holders

         As of December 31, 1997, there were 191 record holders of the Company's Common Stock and 3 holders of the Company's Preferred Stock.

Dividends

         The Company does not anticipate any stock or cash dividends in the foreseeable future.

Item 2.  Legal Proceedings

         Except as described in Part I, Item 2, "Management Discussion and Analysis or Plan of Operations - Recent Developments - Federal Trade Commission," neither the Company nor any of its subsidiaries currently is a party to, or owns property subject to, any pending or threatened legal proceedings which, in the opinion of management, are likely to have a material adverse impact on the financial condition of the Company."

Item 3. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

         None.

Item 4.  Recent Sales of Unregistered Securities

         The following information sets forth certain information for all securities the Company sold during the past three years without registration under the Securities Act of 1933 (the "Securities Act"). All transactions were effected in reliance on the exemption from registration afforded by Section 4(2) of the Securities Act for transactions not involving a public offering. There were no underwriters in any of these transactions.

         Pursuant to the Plan of Reorganization of Weaver Arms Corporation, a Nevada corporation, as confirmed by the United States Bankruptcy Court, Central District of California, on January 20, 1994, and in satisfaction of all approved claims therein, the Company (then known as Newcorp One, Inc.) in June 1997, issued 1,000,000 post split shares of its common stock and 1,000,000 Class A Warrants, to Weaver Arms' creditors, Certificate of Indebtedness holders, shareholders, and administrative claimants.

         In accordance with an Agreement and Plan of Reorganization, dated June 9, 1997, this Company issued 4,000,000 post-split shares of its common stock, $.0001 par value per share, and 4,000,000 post-split Class A Warrants and Class B Warrants, to Lawrence R. Biggs, Jr., Lawrence Cahill, and Donald G. McLellan and Vision Finance and Management, the shareholders of Voxcom Systems, Inc., in the amount of 1,200,000 shares, 2,000,000 shares, 400,000 shares and 400,000 shares, respectively.

         In July 1997, the Company's predecessor, pursuant to a Consulting Agreement and Covenant Not to Compete, issued 100,000 shares of the Company's common stock at par to each of Kim Crowther and Brian Jensen, Directors of Home Business Group, Inc.

         Pursuant to the 1997 Stock Bonus Plan, the Company issued a total of 575,000 shares of its common stock at par to Rick Graf, Gwynda Gee, Ronald L. Brown, Kim Crowther, Brian Jensen, and Herbert Sievers, for services provided to the Company. See Part I, Item 1, "Description of Business General."

         In December 1997, the Company issued 80,000 shares of Preferred Stock at an issue price of $100 per share to Messrs. Cahill, Briggs and McLellan in conversion of $8,000,000 principal amount of promissory notes.

         In April 1998, the Company issued 210,000 shares of Common Stock in connection with the acquisition of the Computer Based Business for a recorded issue price of $2.50 per share.

         In May 1998, The Company issued 110,000 shares of Common Stock under a Consulting Agreement with Jande International Holdings, LLC for consideration consisting of future services to the Company.

Item 5.  Indemnification of Directors and Officers

         Article VII, Section 710 of the Company's Bylaws provides for indemnification of officers and directors to the fullest extent permitted by the provisions of the General Corporation Law of Nevada (the "Nevada Law").

         Under Section NRS 78.7502 of the Nevada Law, a corporation may indemnify a past or present director or officer against liability incurred in a proceeding if (1) the director or officer conducted himself in good faith, (2) the director or officer reasonably believed that his conduct was in, or not opposed to, the corporation's best interest, and (3) in the case of any criminal action or proceeding, the director or officer had no reasonable cause to believe his conduct was unlawful; provided, however, that a corporation may not indemnify a director or officer (i) in connection with a proceeding by or in the right of the corporation in which the director or officer is adjudged liable to the corporation, unless, and only to the extent that, the court in which the action or suit was brought or other court of competent jurisdiction determines that the director or officer is fairly and reasonably entitled to indemnification in view of all the relevant circumstances.

         In addition, pursuant to subsection 3 of Section NRS 78.7502 of the Nevada Law, a corporation shall indemnify a director or officer who is wholly successful, on the merits or otherwise, in the defense of any proceeding to which he is a party because he is or was a director or officer against reasonable expenses incurred by him in connection with the proceeding.


                                    PART F/S

         The following financial statements are filed as part of this registration statement on Form 10-SB. Financial Statements as of June 30, 1997 and for the year then ended have been audited by Grant Thornton LLP, as stated in their report. Audited Financial Statements for the year ended June 30, 1996 are not available, and unaudited financial statements are included pursuant to the Form 10-SB, Part F/S. Financial Statements for the six month periods ended December 31, 1996 and 1997 have not been audited, but are believed by management to contain all accruals and adjustments required for a fair presentation of the financial condition and results of operations of the Company in accordance with generally accepted accounting principles.

Auditor's Report

         Balance Sheets as of June 30, 1997 and December 31, 1997.

         Statement of Operations for the years ended June 30, 1996, June 30, 1997, and six months ended December 31, 1996 and December 31, 1997.

         Statement of Changes in Shareholders' Equity for the two years and six months ended December 31, 1997.

         Statement of Cash flow for the years ended June 30, 1996, June 30, 1997, and the six months ended December 31, 1996 and December 31, 1997.

         Notes to Financial Statements.

               Report of Independent Certified Public Accountants



Board of Directors and Stockholders
Voxcom Holdings, Inc.


We have audited the accompanying consolidated balance sheet of Voxcom Holdings, Inc. and Subsidiaries as of June 30, 1997, and the related consolidated statements of earnings, stockholders' equity (deficit), and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the consolidated financial position of Voxcom Holdings, Inc., and Subsidiaries as of June 30, 1997, and the consolidated results of their operations and their consolidated cash flows for the year then ended, in conformity with generally accepted accounting principles.




GRANT THORNTON LLP

Dallas, Texas
October 28, 1997

                              Voxcom Holdings, Inc.

                           CONSOLIDATED BALANCE SHEETS



                                                                                          December 31,
                ASSETS                                                     June 30, 1997    1997
                                                                           -------------  ------------

CURRENT ASSETS
    Cash and cash equivalents                                              $   375,687    $   241,884
    Inventories                                                                363,409        381,952
    Receivables                                                                  --           294,391
    Other current assets                                                        41,618        551,048
                                                                           -----------    -----------
                              Total Current assets                             780,714      1,469,275

PROPERTY AND EQUIPMENT, AT COST
    Machinery and equipment                                                    323,606        585,359
    Furnishings                                                                103,281        290,717
                                                                           -----------    -----------
                                                                               426,887        876,076
       Less accumulated depreciation                                           117,895        164,835
                                                                           -----------    -----------
                                                                               308,992        711,241

OTHER ASSETS                                                                   222,735      1,147,030
                                                                           -----------    -----------

                                                                           $ 1,312,441    $ 3,327,546
                                                                           ===========    ===========

         LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES
    Current maturities of notes payable to stockholders                    $ 5,000,000    $    79,701
    Accounts payable                                                           536,953      1,349,100
    Accrued expenses                                                            66,551        457,844
    Income taxes payable                                                       194,541        736,857
                                                                           -----------    -----------

                  Total current liabilities                                  5,798,045      2,623,502

NOTES PAYABLE TO STOCKHOLDERS, less current maturities                       4,640,000           --

COMMITMENTS                                                                       --             --

STOCKHOLDERS' EQUITY (DEFICIT)
    Preferred stock, $100 par value; authorized, 50,000,000 shares;
       issued and outstanding, 80,000 shares at December 31                       --        8,000,000
    Common stock, $.0001 par value; authorized, 25,000,000 shares;
       issued and outstanding, 4,999,937 shares at June 30 and 5,574,937
       shares at December 31                                                       500            557
    Additional paid-in capital                                                    --          574,943
    Accumulated deficit                                                     (9,126,104)    (7,871,456)
                                                                           -----------    -----------
                                                                            (9,125,604)       704,044
                                                                           -----------    -----------

                                                                           $ 1,312,441    $ 3,327,546
                                                                           ===========    ===========


        The accompanying notes are an integral part of these statements.


                              Voxcom Holdings, Inc.

                       CONSOLIDATED STATEMENTS OF EARNINGS



                                                                                            Six months ended
                                                         Year ended June 30,                   December 31,
                                                    ----------------------------       ---------------------------
                                                       1996            1997              1996             1997
                                                    ----------       -----------       ----------       ----------

                                                    (unaudited)                                 (unaudited)

Net sales                                           $2,005,486       $13,420,766       $5,076,933       $12,287,356
Cost of sales                                          424,198         1,883,107          973,730         1,410,316
                                                      --------        ----------         --------        ----------

                Gross profit                         1,581,288        11,537,659        4,103,203        10,877,040

Selling, general and
    administrative expenses                          2,291,121         8,375,352        3,799,458         8,745,123
                                                     ---------        ----------        ---------        ----------

                Operating income (loss)               (709,833)        3,162,307          303,745         2,131,917

Interest expense                                            -             44,247               -            140,412
                                                           ---           -------              ---          --------

                Earnings (loss) before
                    income taxes                      (709,833)        3,118,060          303,745         1,991,505

Income taxes                                                -            194,541               -            736,857
                                                           ---          --------              ---          --------

                Net earnings (loss)                 $ (709,833)      $ 2,923,519        $ 303,745        $1,254,648
                                                     =========        ==========         ========         =========

Earnings (loss) per share - basic                        $(.14)                                                $.24
                                                          ====                                                  ===

Weighted average shares outstanding                  4,999,937                                            5,302,017
                                                     =========                                            =========

Unaudited pro forma information (Note K):
    Earnings before income taxes                                      $3,118,060        $ 303,745
    Pro forma income tax expense                                       1,153,682          112,386
                                                                       ---------         --------

                Pro forma net earnings                                $1,964,378        $ 191,359
                                                                       =========         ========

Pro forma earnings per share - basic                                       $.39              $.04
                                                                            ===               ===

Weighted average shares outstanding                                    4,999,937        4,999,937
                                                                       =========        =========

        The accompanying notes are an integral part of these statements.


                              Voxcom Holdings, Inc.

            CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)



                                                                                           Additional
                                           Common stock           Preferred stock           paid-in      Accumulated
                                  ---------------------------  -------------------------
                                     Shares          Amount     Shares           Amount     capital         deficit       Total
                                  ------------   ------------  ------------   ----------   ------------  ------------  ------------

Balances at July 1, 1995               100,000   $      1,000          --     $       --   $    444,000  $   (714,290) $   (269,290)

Net loss for the year                     --             --            --             --           --        (709,833)     (709,833)

Capital contributions                     --             --            --             --        850,000          --         850,000
                                  ------------   ------------  ------------   ------------ ------------  ------------  ------------

Balances at June 30, 1996
(unaudited)                            100,000          1,000          --             --      1,294,000    (1,424,123)     (129,123)

Reorganization (Note A) Merger of
     Voxcom Holdings, Inc.
       And Voxcom Systems, Inc.      4,899,937           (500)         --             --     (1,294,000)    1,294,500          --
    Notes issued for acquisition
       of AmeraPress, Inc.                --             --            --             --           --     (10,000,000)  (10,000,000)

Distributions to stockholders             --             --            --             --           --      (1,920,000)   (1,920,000)

Net earnings for the year                 --             --            --             --           --       2,923,519     2,923,519
                                  ------------   ------------  ------------   ------------ ------------  ------------  ------------

Balances at June 30, 1997            4,999,937            500          --       (9,126,104)  (9,125,604)

Issuance of stock                      575,000             57          --             --        574,943          --         575,000

Conversion of debt                        --             --          80,000      8,000,000         --            --       8,000,000

Net earnings for the period               --             --            --             --           --       1,254,648     1,254,648
                                  ------------   ------------  ------------   ------------ ------------  ------------  ------------
Balances at December 31, 1997
  (unaudited)                        5,574,937   $        557        80,000   $  8,000,000 $    574,943  $ (7,871,456) $    704,044
                                  ============   ============  ============   ============ ============  ============  ============



         The accompanying notes are an integral part of this statement.


                              Voxcom Holdings, Inc.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS



                                                                                                            Six months ended
                                                                            Year ended June 30,                December 31,
                                                                        -------------------------     -------------------------
                                                                            1996          1997            1996         1997
                                                                        -----------    ----------     -----------   -----------
                                                                          unaudited)                           (unaudited)


Cash flows from operating activities
    Net earnings  (loss)                                                $  (709,833)   $ 2,923,519    $   303,745    $ 1,254,648

    Adjustments  to  reconcile  net  earnings  (loss)
        to net cash  provided  by
       operating activities:
          Write-off of receivables                                             --          258,085           --           10,657
          Depreciation and amortization                                       5,320         71,489         24,548        117,940
          Stock issued for services                                            --             --             --           25,000
          Change in operating assets and liabilities
              Receivables                                                      --             --             --         (305,048)
              Other current assets                                         (354,940)        65,288        172,060       (509,430)
              Inventories                                                   (60,354)      (303,459)      (237,346)       (18,543)
              Other assets                                                  (54,830)       (67,898)       (62,500)      (445,295)
              Accounts payable and accrued
                 expenses                                                   466,759        149,245        412,891      1,203,440
              Income taxes payable                                             --          194,541           --          542,316
                                                                        -----------    -----------    -----------    -----------

                 Net cash provided by (used in)
                    operating activities                                   (707,878)     3,290,810        613,398      1,875,685

Cash flows from investing activities
    Acquisition of property and equipment                                  (120,687)      (263,978)      (150,244)      (449,189)

Cash flows from financing activities
    Capital contributions                                                   850,000           --             --             --
    Payments on notes payable to stockholders                                  --         (760,000)          --       (1,560,299)
    Distributions paid to stockholders                                         --       (1,920,000)      (530,000)          --
                                                                        -----------    -----------    -----------    -----------

                 Net cash used in financing activities                      850,000     (2,680,000)      (530,000)    (1,560,299)

Net increase in cash                                                         21,435        346,832        (66,846)      (133,803)

Cash at beginning of period                                                   7,420         28,855         28,855        375,687
                                                                        -----------    -----------    -----------    -----------

Cash (overdraft) at end of period                                       $    28,855    $   375,687    $   (37,991)   $   241,884
                                                                        ===========    -----------    ===========    ===========

Supplemental disclosure of cash flow information:
    Interest paid                                                       $      --      $      --      $      --       $  184,659
        Income taxes paid                                               $      --      $      --      $      --       $     --
    Noncash investing and financing activities
       Common stock issued for services and
          noncompetition agreements                                     $      --      $      --              $ -        $ 575,000




         The accompanying notes are an integral part of this statement.

                              Voxcom Holdings, Inc.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

            (Information with respect to December 31, 1997, the year
               ended June 30, 1996 and the six month periods ended
                    December 31, 1996 and 1997 is unaudited)






NOTE A - BASIS OF PRESENTATION

    The accompanying financial statements include the accounts of Voxcom Holdings, Inc. (Holdings) and its subsidiaries, Voxcom Systems, Inc. (Systems), AmeraPress, Inc. (AmeraPress) and Home Business Group, Inc.
    (HBG), collectively, "the Company."

    Holdings, formerly Newcorp One, Inc., was incorporated in 1996. On June 17, 1997, Holdings, which had no operations and no significant assets or liabilities, issued 4,000,000 shares of its common stock (equal to 80% of its then outstanding shares) for all of the outstanding capital stock of Systems.

    Since the stockholders of Systems owned 80% of the common stock of Holdings after the sale of Systems, Systems is deemed to be the acquiring corporation for accounting purposes. Concurrent with the above transactions, Holdings acquired all of the outstanding common stock of AmeraPress in exchange for a $10,000,000 note, payable in 24 equal monthly installments. AmeraPress was incorporated on June 19, 1997 and succeeded to the business of Voxcom Sales, L.L.C. (Voxcom Sales).

    AmeraPress and Holdings were under common control. Accordingly, the acquisition of AmeraPress has been accounted for in a manner similar to a pooling of interests. The $10,000,000 note given in the acquisition of AmeraPress has been deemed a distribution to the shareholders of AmeraPress for accounting purposes and resulted in a charge to stockholders' equity of a like amount.

    Home Business Grou, Inc. (HBG), a wholly-owned subsidiary, commenced operations on November 1, 1997.

    The financial statements include the operations of Systems and Voxcom Sales from July 1, 1996 and AmeraPress and Holdings from June 17, 1997, and HBG from November 1, 1997.


NOTE B - BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

    Business

    AmeraPress sells materials to home-based businesses and produces laminated, customized sports, trading, and greeting cards sold by those businesses. HBG conducts seminars and sells introductory kits to home-based businesses. AmeraPress and its predecessor, Voxcom Sales, L.L.C., accounted for approximately 89% of total revenues for the year ended June 30, 1997. Systems sells and provides services related to credit card verification units for merchants.

    Advertising Costs

    The Company charges advertising costs to expense when incurred. Advertising costs for the year ended June 30, 1997 were approximately $213,000.

                              Voxcom Holdings, Inc.

            (Information with respect to December 31, 1997, the year
               ended June 30, 1996 and the six month periods ended
                    December 31, 1996 and 1997 is unaudited)



NOTE B - BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES - Continued

    Cash and Cash Equivalents

    Cash and cash equivalents include cash in banks and all highly liquid investments with maturities of three months or less when purchased.

    Inventories

    Inventories consist principally of finished goods and are stated at the lower of cost or market; cost is determined using the first-in, first-out method.

    Property and Equipment

    Property and equipment are stated at cost. Depreciation is computed on a straight-line basis over the estimated lives of the individual assets, ranging from five to seven years.

    Revenue Recognition

    Sales of products and services are recorded as products are shipped or services are rendered.

    Earnings (Loss) Per Share

    The Company adopted Statement of Financial Accounting Standards No. 128 (SFAS No. 128) effective December 31, 1997. In accordance with SFAS No. 128, the Company computes basic earnings or loss per share based on the weighted average number of common shares outstanding. Diluted earnings per share is computed based on the weighted average number of common shares outstanding plus the number of additional common shares that would have been outstanding if dilutive potential common shares, consisting of stock purchase warrants, had been issued. For all periods presented, there was no dilutive effect from outstanding stock purchase warrants.

    The computation of weighted average shares outstanding gives retroactive effect to the shares issued by Holdings in the acquisition of Systems (Note
    A).

    Use of Estimates

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                              Voxcom Holdings, Inc.

            (Information with respect to December 31, 1997, the year
               ended June 30, 1996 and the six month periods ended
                    December 31, 1996 and 1997 is unaudited)




NOTE B - BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES - Continued

    Interim Financial Statements

    The accompanying interim financial statements are unaudited. They have been prepared in accordance with generally accepted accounting principles for interim financial information and Article 10 of Regulation S-X. Accordingly, they do not include all the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the interim periods are not necessarily indicative of the results that may be expected for the full year.


NOTE C - ACQUISITION OF BUSINESS

    Effective October 1, 1997, the Company acquired certain assets of a company engaged in the business of home- based business seminars in consideration for the assumption of liabilities of approximately $1,100,000. The acquisition was accounted for as a purchase, and the financial statements include the operations of the acquired business since October 1, 1997.

    If the acquisition had taken place at the beginning of fiscal 1997, the pro forma effect on net earnings would have been insignificant. Pro forma revenues (unaudited) are as follows:

       Year ended June 30, 1997                     $20,320,000
       Six months ended December 31:
          1996                                        8,190,000
          1997                                       15,690,000


NOTE D - NOTES PAYABLE

    Notes payable to stockholders are due in 24 equal monthly installments of principal plus interest. The Company has the right to defer all or any part of any 12 installments by paying all accrued interest required on the date of payment, provided that all principal and interest shall be paid by June 11, 2001. The notes bear interest at prime, adjusted each December 31. The interest rate at June 30, 1997 was 8.5%. The notes are collateralized by all of the outstanding shares of AmeraPress.

    In December 1997, $8,000,000 principal amount of notes were exchanged for 80,000 shares of preferred stock. The preferred stock pays no dividends and is redeemable at the option of the Company.

                              Voxcom Holdings, Inc.

            (Information with respect to December 31, 1997, the year
               ended June 30, 1996 and the six month periods ended
                    December 31, 1996 and 1997 is unaudited)




NOTE E - FAIR VALUE OF FINANCIAL INSTRUMENTS

    The fair value of notes payable approximates carrying value because the notes have variable interest rates. Due to their short-term nature, the fair value of cash, cash equivalents and accounts payable approximates their carrying value.


NOTE F - LEASE COMMITMENTS

    The Company leases offices and warehouse space and equipment under various noncancellable lease agreements. Total rent expense was $180,097 for the year ended June 30, 1997. As of June 30, 1997, the future minimum rental payments are as follows:

                      Year ending
                         June 30,

                           1998                                $139,383
                           1999                                 111,096
                           2000                                  62,168
                           2001                                  56,958
                           2002                                  15,762
                                                                -------

                                                               $385,367
                                                               ========
    In February 1998, the Company entered into a new lease agreement for office space with a five-year term. Monthly rental payments are approximately $24,000.


NOTE G - INCOME TAXES

    The provision for income taxes for the year ended June 30, 1997, consists of the following:

                           Federal                             $ 52,257
                           State                                142,284
                                                               --------

                                                               $194,541
                                                               ========

                              Voxcom Holdings, Inc.

            (Information with respect to December 31, 1997, the year
               ended June 30, 1996 and the six month periods ended
                    December 31, 1996 and 1997 is unaudited)






NOTE G - INCOME TAXES - Continued

    Voxcom Sales, the predecessor to AmeraPress, was a limited liability company. Therefore, federal income taxes on its earnings were the liability of its stockholders. Following is a reconciliation of income taxes at the federal statutory rate to income tax expense for the year ended June 30, 1997:

          Tax at statutory rate                                                   $1,060,141
          Earnings of Voxcom Sales, not subject to federal tax                      (838,629)
          State income tax, net of federal benefit                                   131,646
          Benefit of utilization of net operating loss carryovers of Systems        (157,155)
          Other                                                                       (1,462)
                                                                                  ----------

          Income tax expense                                                      $  194,541
                                                                                  ==========


    At June 30, 1997, the Company had no remaining operating loss carryovers and no material deferred income tax assets or liabilities.


NOTE H - STOCK PURCHASE WARRANTS

    All stockholders of Holdings were given one Class A warrant for each common share acquired by them. Each warrant entitles the holder to purchase one share of common stock for $6.00. If not exercised, warrants expire in June 1999. If exercised, the holder will receive one Class B warrant for each Class A warrant. Each Class B warrant entitles the holder to purchase one share of common stock for $20.00 and expires in June 1999.

    At June 30, 1997, there were 4,999,937 Class A warrants outstanding; none had been exercised.

    In March 1998, the Company reduced the exercise price of the class A warrants to $4.00.

                              Voxcom Holdings, Inc.

            (Information with respect to December 31, 1997, the year
               ended June 30, 1996 and the six month periods ended
                    December 31, 1996 and 1997 is unaudited)






NOTE I - INDUSTRY SEGMENTS

    The Company operates in two industry segments, as described in Note B.

    Financial information by segment as of June 30, 1997 and for the year then ended is as follows:


                                                    Home-based  Credit card
                                                    businesses  verification     Corporate       Consolidated

       Sales to unaffiliated customers              $12,008,786 $1,411,980           $ -         $13,420,766
                                                     ==========  =========            ===         ==========

       Operating income                             $ 2,700,086  $ 462,221           $ -         $ 3,162,307
       Corporate expenses                                -              -         (44,247)           (44,247)
                                                        ---            ---        -------           --------

       Earnings before income taxes                 $ 2,700,086  $ 462,221       $(44,247)       $ 3,118,060
                                                     ==========   ========        =======         ==========

       Identifiable assets at June 30, 1997         $ 1,168,394  $ 144,047       $      -        $ 1,312,441
                                                     ==========   ========        =======         ==========

       Capital expenditures                         $   250,208  $  13,770       $      -        $   263,978
                                                     ==========     =======       =======         ==========

    Operating income is revenue less operating expenses, exclusive of corporate interest expense.


NOTE J - FEDERAL TRADE COMMISSION SETTLEMENT

    In April 1998, the Company and the Federal Trade Commission (FTC) agreed to a compromise and settlement of a lawsuit filed by the FTC in February 1998. The FTC had alleged violations of the FTC Act in connection with the Company's business of marketing sales opportunities for home-based businesses.

    The agreement resulted in refunds by the Company to distributors in the amount of approximately $145,000 which were due at the time the lawsuit was filed, plus an additional $320,000 which arose during the FTC's investigation after the lawsuit was filed. The Company believes that many of the distributors were led to believe during the investigation that the Company was being closed. The Company has a policy of making refunds to distributors for a period of ten days after receipt of goods.

    Legal fees in connection with this matter were approximately $500,000.

                              Voxcom Holdings, Inc.

            (Information with respect to December 31, 1997, the year
               ended June 30, 1996 and the six month periods ended
                    December 31, 1996 and 1997 is unaudited)






NOTE K - PRO FORMA DATA

    As discussed in Note G, Voxcom Sales was a limited liability company, and income taxes on its earnings were the liability of its shareholders. The unaudited pro forma income tax information included in the statements of earnings presents income tax expense as though the Company had been subject to federal and state income taxes for all periods presented.

                                    PART III


Item 1.  Index to Exhibits

         The following list describes the exhibits filed as part of this registration statement on Form 10-SB:

Exhibit No.    Description of Document
-----------    -----------------------


2.01 Agreement and Plan of Reorganization, dated June 9, 1997, among Newcorp One, Inc. and the shareholders of Voxcom Systems, Inc.



2.02.1 Stock Purchase Agreement, dated June 30, 1997, among Voxcom Holdings, Inc. and the shareholders of AmeraPress, Inc.



2.02.2         Promissory  Note,  dated June 30, 1997, in connection  with Stock
               Purchase   Agreement  between  Voxcom  Holdings,   Inc.  and  the
               Shareholders of AmeraPress, Inc.

2.02.3         Security  Agreement-Pledge,   dated  June  30,  1997,  in
               connection with Promissory Note between Voxcom Holdings, Inc. and the Shareholders of AmeraPress, Inc.

2.03.1         Stock Purchase Agreement regarding MAXpc

2.03.2         Employment Agreement with Gary raabe

3.01           Restated Articles of Incorporation of Newcorp
               One, Inc., dated June 12, 1997.

3.02           By-laws of Voxcom Holdings, Inc.

3.03           Certificate of Decrease in Authorized and
               Issued Shares.

3.04           Certificate of Designation regarding Series A Preferred Stock


                                      III-1

10.01          Consulting Agreement and Covenant Not to
               Compete, dated July 1, 1997, between the Company and Kim Crowther and Brian Jensen.

10.02          1997 Stock Bonus Plan

10.03          Promissory  Note and Purchase Money Security
               Agreement  between  the  Company and General
               Binding Corporation, dated March 27, 1997.


10.04          Settlement Agreement with FTC

11.01          Earnings per Share

21.01          Subsidiaries

27.01          Financial Data Schedule



                                      III-2